FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2021

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

PUBLICLY HELD COMPANY WITH AUTHORIZED CAPITAL

CNPJ/ME 47.508.411/0001-56

NIRE 35.300.089.901

NOTICE TO MARKET

Companhia Brasileira de Distribuição (the “Company” or “CBD) discloses the communication received from Banco BTG Pactual, that on April 22nd, 2021, its aggregate holdings added up to approximately 5.29% of the total common shares issued by the Company.

The Company’s Investor Relations Department remains available to provide shareholders with any further explanation that may be required in connection with the object of this Notice to Market, through the phone number +55 (11) 3886 0421 or by the e-mail address: gpa.ri@gpabr.com

São Paulo, April 26th 2021.

Isabela Cadenassi

Investor Relations Officer

São Paulo, April 23, 2021.

TO

COMPANHIA BRASILEIRA DE DISTRIBUICAO

Av. Brigadeiro Luís Antônio, 3235

Jardim Paulista, São Paulo, SP – CEP: 01402-901

C/o: Ms. Isabela Cadenassi (Investor Relations Officer)

Re: Disclosure of Relevant Ownership Interest

Dear Sir,

Banco BTG Pactual S.A. (“BTG Pactual”), financial institution with registered office in the City and State of Rio de Janeiro, located at Praia de Botafogo, 501, 5º Andar (Parte), Torre Corcovado, Botafogo, inscribed in the roll of corporate taxpayers (CNPJ/MF) under no. 30.306.294/0001-45, in compliance with Article 12 of Normative Instruction 358, issued by the Securities and Exchange Commission of Brazil (CVM), hereby inform you that:

1.	BTG Pactual recorded on April 22, 2021 the position of fourteen million, one hundred ninety-seven thousand, six hundred (14,197,600) common shares issued by Companhia Brasileira de Distribuição (“Company”), equivalent to five point twenty-nine percent (5.29%) of the total common shares issued by the Company. In addition, BTG Pactual discriminates the position achieved in connection with a loan of forty-nine thousand one hundred (49,100) common shares issued by the Company.

2.	In addition to the aforementioned position, BTG Pactual informs it has (i) position of eight hundred thousand (800,000) American Depositary Receipts; (ii) derivatives through swap agreement benchmarked to common shares issued by the Company, ensuring it a short position of fourteen million, five hundred sixty-six thousand, seven hundred seventy-five (14,566,775) common shares, equivalent to a short position of five point forty-three percent (5.43%) of the total common shares issued by the Company; (iii) derivatives through flexible option, ensuring it a short position of twenty-five thousand eight hundred (25,800) common shares, equivalent to a short position of zero point zero one percent (0.01%) of the total common shares issued by the Company.

3.	Also note that (i) the acquisition of ownership interest by BTG Pactual is intended for merely carrying out financial transactions; (ii) it does not aim at changing the controlling interest or management structure of the Company; and, finally (iii) BTG Pactual does not intend to achieve any ownership interest in particular, and the economic rights inherent to the shares issued by the Company, the object of the aforementioned transactions, continue to be predominantly owned by the counterparties of these transactions.

Sincerely,

BANCO BTG PACTUAL S.A.

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: April 26, 2021	By: /s/ Jorge Faiçal
	Name:	Jorge Faiçal
	Title:	Chief Executive Officer
By: /s/ Isabela Cadenassi
	Name:	Christophe José Hidalgo
	Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.